Exhibit 12

COX COMMUNICATIONS, INC.

STATEMENT SETTING FORTH COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31
	2004	2003	2002
	(Dollars in Millions)
Earnings available for Fixed Charges:
Loss from continuing operations before minority interest, minority interest, equity in net losses of affiliated companies, and cumulative effect of change in accounting principle	$(1,160.4)	$(123.6)	$(216.9)
Income tax benefit	$(916.5)	(68.3)	(113.0)
Equity in net losses of affiliated companies	3.5	8.1	19.9
Fixed Charges (see below), excluding capitalized interest	467.9	502.8	631.5

Total	$(1,605.5)	$319.0	$321.5

Fixed charges:
Interest expense	$429.1	$467.8	$549.9
Minority interest expense (pre tax)	0.0	0.0	51.5
Capitalized interest	0.0	0.0	0.0
Interest component of rentals charges to income	38.8	35.0	30.1
Dividends on subsidiary preferred stock	0.0	0.0	0.0

Total fixed charges including capitalized interest	$467.9	$502.8	$631.5

Ratio of earnings to fixed charges	(3.4)	0.6	0.5

Excess of fixed charges over earnings	$(2,073.4)	$(183.8)	$(310.0)